nFlate, Inc.
Balance Sheet
(Unaudited)

	December 31, 2016	December 31, 2015
ASSETS		
Current Assets		
Cash	$ 71,301	$ 1,179
Security deposit	850	
Total current assets	72,151	1,179
TOTAL ASSETS	$ 72,151	$ 1,179
LIABILITIES AND EQUITY		
Payroll liabilities	$ 15,608	$ 1,139
Total current liabilities	15,608	1,139
Related-party debt	30,442	13,863
Debt	420,000	
Total long-term liabilities	450,442	13,863
Total liabilities	466,050	15,002
Equity		
Common Stock, 20,000,000 shares authorized, 4,000,000 outstanding	400	400
Retained deficit	(394,299)	(14,223)
Total Equity	(393,899)	(13,823)
TOTAL LIABILITIES AND EQUITY	$ 72,151	$ 1,179